For info about the proprietary technology used in comScore products, refer to http://comscore.com/About_comScore/Patents Third Quarter 2015 Financial Results Supplemental Conference Call Presentation November 5, 2015 Filed by comScore, Inc. pursuant to Rule 425 Under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: Rentrak Corporation Commission File No.: 333-207714

© comScore, Inc. Proprietary. 2 Cautionary Statements This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, comScore's expectations as to the development of new products, particularly in cross-media measurement; comScore's expectations as to adoption of new products and services by customers; expectations regarding continued growth of comScore’s customer base; expectations as to comScore’s strategy, market position, growth in revenue and margin expansion, impact and financial benefits of certain products; expectations regarding the benefits of and performance on relationships, such as those with Spotify, Google and WPP/Kantar; expectations regarding the strategic and financial benefits of certain strategic transactions and acquisitions, such as the pending acquisition of Rentrak Corporation or pending disposition of comScore’s Digital Analytix assets; expectations and forecasts of future financial performance, including related growth rates and components thereof and effects of acquisitions; and assumptions related to growth for the fourth quarter and full year of 2015 and beyond. These statements involve risks and uncertainties that could cause comScore’s actual results to differ materially, including, but not limited to: comScore's ability to develop new products, particularly in cross-media measurement; comScore’s ability to close on its pending acquisition of Rentrak and integrate Rentrak’s business with its own; comScore's ability to sell new or additional products and attract new customers; comScore's ability to generate strong revenue and margin growth in future periods; comScore’s ability to develop new products; comScore's ability to sell additional subscription-based products to customers; comScore's ability to sell additional products and services to existing customers; and the volatility of quarterly results and expectations. For a detailed discussion of these and other risk factors, please refer to comScore's most recent Annual Report on Form 10-K and other filings comScore makes from time to time with the Securities and Exchange Commission (the "SEC"), which are available on the SEC's Web site (http://www.sec.gov). Stockholders of comScore are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date such statements are made. comScore does not undertake any obligation to publicly update any forward-looking statements to reflect events, circumstances or new information after the date of this press release, or to reflect the occurrence of unanticipated events.

© comScore, Inc. Proprietary. 3 Cautionary Statements (cont’d) No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It In connection with the proposed merger, comScore has filed a preliminary registration statement on Form S-4, which includes a preliminary prospectus and related materials to register the shares of comScore common stock to be issued in the merger, a preliminary joint proxy statement/prospectus of comScore and Rentrak, and other documents concerning the proposed merger, with the SEC. This material is not a substitute for the final registration statement and joint proxy statement/prospectus regarding the proposed merger. The preliminary registration statement and joint proxy statement/prospectus contain, and the final registration statement and joint proxy statement/prospectus will contain, important information about the proposed merger and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED, OR TO BE FILED, WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COMSCORE, RENTRAK, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the preliminary registration statement and the preliminary joint proxy statement/prospectus and any other documents filed by comScore and Rentrak with the SEC at the SEC’s website at www.sec.gov. They may also be obtained for free by contacting comScore Investor Relations by mail at comScore, Inc., 11950 Democracy Drive, Suite 600, Reston, Virginia 20190, Attention: Investor Relations, by telephone at (703) 438-2100, or by going to comScore’s Investor Relations page at http://ir.comscore.com/contactus.cfm, or by contacting Rentrak Investor Relations by mail at Rentrak Corporation, 7700 N.E. Ambassador Place, Portland, Oregon 97220, Attention: Investor Relations, by telephone at (503) 284-7581, or by going to Rentrak’s Investor Relations page at http://investor.rentrak.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus. Participants in the Solicitation Each of Rentrak and comScore and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective shareholders or stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of comScore or Rentrak security holders in connection with the proposed merger is set forth in the preliminary registration statement and the preliminary joint proxy statement/prospectus that has been filed with the SEC, and will also be set forth in the final registration statement and joint proxy statement/prospectus when filed with the SEC. Information regarding Rentrak’s executive officers and directors is included in Rentrak’s Proxy Statement for its 2015 Annual Meeting of Shareholders, filed with the SEC on July 9, 2015, and information regarding comScore’s executive officers and directors is included in comScore’s Proxy Statement for its 2015 Annual Meeting of Stockholders, filed with the SEC on June 8, 2015. Copies of the foregoing documents may be obtained as provided above. Certain executive officers and directors of comScore and Rentrak have interests in the transaction that may differ from the interests of comScore stockholders and Rentrak shareholders generally. These interests are described in the preliminary joint proxy statement/prospectus.

© comScore, Inc. Proprietary. 4 Use of Non-GAAP Measures comScore reports all financial information required in accordance with generally accepted accounting principles (GAAP). comScore believes, however, that evaluating its ongoing operating results will be enhanced if it also discloses certain non-GAAP information because it is useful to understand comScore's performance, as it excludes non-cash and other charges that many investors believe may obscure comScore's on-going operating results. For example, comScore uses non-GAAP net income, which excludes stock-based compensation, amortization of acquired intangible assets, impairment of intangible assets, impairment of marketable securities, costs from acquisitions, restructurings and other infrequently occurring items, non-cash deferred tax provision and litigation and related settlement costs. comScore reports non-GAAP EPS (diluted), which uses non-GAAP net income in lieu of GAAP net income in calculating earnings per share. Year to date 2015 and 2014 Non-GAAP pro forma revenue excludes the estimated effects of revenue generated from the mobile operator analytics division. Year to date 2015 and 2014 adjusted pro forma EBITDA also excludes the estimated effects of operations related to the mobile operator analytics division products. The company believes that excluding certain costs from non-GAAP net income, non-GAAP EPS, and adjusted EBITDA provides a meaningful indication to investors of the expected on-going operating performance of the company. Specifically as it relates to acquisitions and restructurings, the exclusion of these costs reflects the expected benefits realized or to be realized upon the integration of acquired entities into comScore, and the realized benefits of the restructurings. Whenever comScore uses such historical non-GAAP financial measures, it provides a reconciliation of historical non-GAAP financial measures to the most closely applicable GAAP financial measure. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these historical non-GAAP financial measures to their most directly comparable GAAP financial measure included in the financial tables accompanying this release. Although the company provides a reconciliation of historical non-GAAP financial measures, due to the high variability and difficulty in predicting certain items that affect net income, such as tax rates and stock price, comScore is unable to provide a complete reconciliation of adjusted EBITDA to net income on a forward-looking basis without unreasonable efforts. However, a reconciliation of forward-looking adjusted EBITDA to GAAP income (loss) before income taxes is set forth in the attachment to comScore’s August 4, 2015 earnings press release, which is available under the “Investor Relations” section of the comScore’s website at www.comscore.com. These non-GAAP financial measures do not reflect a comprehensive system of accounting, differ from GAAP measures with the same captions and may differ from non-GAAP financial measures with the same or similar captions that are used by other companies. The use of certain non-GAAP financial measures requires management to make estimates and assumptions regarding amounts of assets and liabilities and the amounts of revenue and expense during the reporting periods. comScore bases its estimates on historical experience and assumptions that it believes are reasonable. Actual results could differ from those estimates.

© comScore, Inc. Proprietary. 5 3Q15 Overview  Pro forma revenue $92.4M; up 14% from 3Q14 ̵ $96.4M constant currency basis; up 19% from 3Q14  Adjusted EBITDA: $23.4M; up 16% from 3Q14  Adjusted EBITDA margin: 25%; unchanged from 3Q14  Pretax income: $900K ̵ Includes $3.3M of Rentrak-related transaction fees ̵ Excluding fees pretax income is $4.2M Key Metrics  45 Net customer adds  53% of MMX clients purchasing MMX Multi-platform (46% remain to upsell)  Consistent renewal rate > 90%  $45.9M stock repurchased under May 2015 program in Q3, total just shy of $100M. - Repurchase program suspended pending Rentrak merger Record Revenue and Adjusted EBITDA

© comScore, Inc. Proprietary. 6 Making Audiences and Advertising More Valuable Across All the Screens that Matter Executing on Key Priorities 1. Take cross-media global 2. Extend vCE market leadership in display, video, and mobile worldwide 3. Integrate comScore data into the places clients use them  Programmatic Platforms  Client Workflows 4. Focus on execution and continue to return capital to our investor base

© comScore, Inc. Proprietary. 7 Making Audiences and Advertising More Valuable Across All the Screens that Matter

vCE Momentum

Expanded global footprint / 53% YoY revenue growth

On track for $100M in 2017

- **Oracle**
  - Using vCE as part of Oracle Data Cloud for ad buy guarantees
- **Google**
  - Video Viewability for YouTube announced 11/3/2015
  - On track for mobile and international expansion 1H2016
- **Strategic relationship with Spotify**
  - comScore is global ad measurement partner for Spotify
  - 75 Million active users in 58 countries
  - Collaborating to enhance our global desktop and mobile advertising products

comScore
© comScore, Inc. Proprietary.
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© comScore, Inc. Proprietary. 9 • comScore Bid Ratings™ • Trusted comScore measurement informing pre-bid for programmatic buying • Live in 8 Demand Side Platforms • In global markets including Canada, France, Germany, Italy, Mexico, Spain, the U.K. and the U.S Data Partnerships for Programmatic

© comScore, Inc. Proprietary. 10 Building Unmatched Data Assets Mobile Desktop Total Home comScore Census Network STB Data Demographic Data

comScore Total Home Panel™

Measure household activity on all platforms

Identify type of media consumed

NETFLIX hulu THE CW amazon instant video abc CBS FOX



Identify person & instances of co-viewing

comScore
© comScore, Inc. Proprietary.
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© comScore, Inc. Proprietary. 12 Building the Total Home PanelTM Full national panel build in progress  Currently installed in 800+ homes / 9,000+ devices  >11 devices registered per household  Representative of all service providers and geographies Mobile, desktop, over-the-top devices, connected wearables and Internet of Things 2016 Total Home Panel  US only in 2016  25,000 to 50,000 homes  275,000 to 550,000 devices under measurement

© comScore, Inc. Proprietary. 13 Rentrak Update Strategic Rationale  Shared vision for future of measurement  Powerful combination of highly complementary products and data assets  Big data talent and technology and a culture of innovation and thought leadership  Improved ability to deliver cross-platform measurement currency our clients need Transaction Update • HSR filed on 10/23 • S-4 filed on 10/30 • Depending on regulator feedback, shareholder vote in mid- to late December • Expected close in early 2016

© comScore, Inc. Proprietary. 14 Strong Industry Support for comScore + Rentrak This effort to join forces between comScore and Rentrak can help break down these walls and create a more seamless system for planning and evaluation across TV and digital.” Keith Camoosa, EVP and MD of Research IPG “The market needs combined TV and digital measurement and the merger will benefit the entire media ecosystem. The Oracle Data Cloud has partnerships with both Rentrak and comScore and we look forward to seeing what enhanced solutions they will bring to market.” Omar Tawakol, SVP and GM Oracle Data Cloud “The Rentrak and comScore merger offers greatly needed competition and is a significant step forward for the measurement capabilities of our industry.” Howard Shimmel, Chief Research Officer Turner Broadcasting “This merger is welcome news, as the industry needs speedier progress and increased innovation in cross platform measurement. Consumers are watching TV on every screen and platform, and we all need measurement to catch up.” Colleen Fahey Rush, EVP and Chief Research Officer Viacom “The combination of these two solid, complementary companies with experienced research leadership is a positive development as the advertising industry confronts the formidable task of building the analytical infrastructure required in the increasingly complex media environment.” David Poltrack, Chief Research Officer CBS Corporation

© comScore, Inc. Proprietary. 15 Measuring the Future for comScore Focusing our business • Divested mobile operator analytics unit • Divesting enterprise analytics business Clarifying our vision and strategy • Making Audiences and Advertising More Valuable Across All the Screens that Matter Assembling pieces to win • Proprietary and partner data assets • Technology innovation and products • Kantar • Rentrak merger

© comScore, Inc. Proprietary. 16 Financial Outlook

© comScore, Inc. Proprietary. 17 Non-Monetary Transaction Trends Key Non-Monetary Revenue Trends • Sequential decline of $2M • Expected Q4 2015 YOY decline of $2M • No New Non-Monetary Transactions expected in Q4 2015 guidance All amounts in millions Q215 Q315 Seq Q314 YoY Q414 Q415 Proj YoY Actual Actual Change Actual Change Actual Projected Change Non-monetary Revenue $ 10.77 $ 9.09 $ (1.67) $ 4.66 $ 4.43 $ 7.62 $ 5.52 $ (2.10) Non-monetary Expense $ 4.99 $ 5.13 $ 0.14 $ 2.93 $ 2.20 $ 9.24 $ 6.06 $ (3.18) Net Revenue (Expense) $ 5.77 $ 3.96 $ (1.81) $ 1.73 $ 2.23 $ (1.62) $ (0.54) $ 1.08

© comScore, Inc. Proprietary. 18 Guidance

© comScore, Inc. Proprietary. 19 Non GAAP Pro Forma Guidance

© comScore, Inc. Proprietary. 20 Adjusted EBITDA Reconciliation

For info about the proprietary technology used in comScore products, refer to http://comscore.com/About_comScore/Patents www.comscore.com @comScore www.linkedin.com/company/comscore www.facebook.com/comscoreinc Thank you.